October 25, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention: Larry Spirgel, Assistant Director

Re:Liberty Broadband Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-36713

Dear Mr. Spirgel:

Set forth below are responses to the comments contained in your letter to Gregory Maffei, President and Chief Executive Officer of Liberty Broadband Corporation (“Broadband”), dated September 29, 2016 (the “September Comment Letter”), regarding the Broadband Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).  For your convenience, our responses below are preceded by the Staff’s comments.  All capitalized terms used and not defined herein have the meanings assigned to them in Broadband’s prior response letter dated August 31, 2016 (the “August Response Letter”).

Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors, page I-25

1.

Comment:  Please tell us the likelihood that your voting power in Charter Communications, Inc. (“Charter”) will fall below 25.01% and how this would affect, if at all, Liberty Broadband Corporation’s (“Broadband”) determination that it does not meet the definition of an investment company under the Investment Company Act of 1940 (“1940 Act”).

Response: Although Broadband does not intend to allow its voting power in Charter to fall below 25.01% (and Broadband holds a number of contractual rights designed to ensure that its voting power remains above such level, such as preemptive and top up rights from Charter and a proxy from A/N which covers up to 7% of the voting power of Charter with certain rights of first refusal from A/N), Broadband cannot quantify the likelihood that such an event could occur.  However, even if Broadband’s voting power were to slip to or below 25%, thereby precluding Broadband from relying on the

Larry Spirgel

Securities and Exchange Commission

October 25, 2016

presumption of control provided under Section 2(a)(9) of the 1940 Act, Broadband believes this event would not affect its determination that it would not be an investment company as defined in the 1940 Act, because Broadband believes that it would still have primary control of Charter.

As cited in the August Response Letter, Broadband is the largest single stockholder of Charter, holding directly a 17.1% equity and voting interest in Charter (on an as-converted basis), and, when coupled with its proxy arrangements under the LIC Proxy/ROFR Agreement and the A/N Proxy/ROFR Agreement, voting power of 25.01%  (on an as-converted basis).  Also, as cited in the August Response Letter, Broadband has the right to designate three persons for election to the Charter board, constituting 23% of the total number of directors, and the right to have at least one of Broadband’s designees appointed to each of the Charter board committees on which such designee is eligible to serve (with limited exceptions).  By comparison, the next largest stockholder of Charter is A/N, with only a 13.0% equity and voting interest  (on an as-converted basis)  (of which up to 7.0% of such voting power is currently controlled by Broadband pursuant to the A/N Proxy/ROFR Agreement) and the right to designate two persons for election to the Charter board, with its designees also being entitled to similar board committee appointment rights. As reported in Broadband’s Form 10-K, Broadband believes that its investment in Charter and the related governance structure enables Broadband to exercise significant influence over Charter and to have substantial involvement in the management and affairs of Charter.  As a result, even if Broadband were no longer presumed to have control under Section 2(a)(9), Broadband believes that a factual analysis supports the conclusion that Broadband would continue to have both control and primary control of Charter within the meaning of the 1940 Act.

Reference is further made to the last substantive paragraph of the August Response Letter wherein Broadband reaffirms that it is not and does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, and that Broadband is not proposing to engage in such business.

2.

Comment:  Please tell us what will happen after the 5-year irrevocable proxy term with Advance/Newhouse Partnership expires, and how the termination of such proxy would affect, if at all, Broadband’s determination that it does not meet the definition of an investment company under the 1940 Act.

Response: Assuming (i) the parties do not agree to extend the 5-year term of the A/N Proxy and ROFR Agreement upon the expiration thereof and (ii) all other stock ownership and governance arrangements remain consistent with those existing today, Broadband believes that it would not be an investment company as defined in the 1940 Act upon the expiration of the A/N Proxy and ROFR Agreement.  For the reasons cited in response to Comment 1 above, Broadband believes that, even in the absence of the additional voting power provided by such proxy, Broadband would continue to hold primary control of Charter within the meaning of the 1940 Act as the reversion of such

Larry Spirgel

Securities and Exchange Commission

October 25, 2016

voting power to A/N would only result in the elimination of the presumption provided under Section 2(a)(9) of the 1940 Act.

3.

Comment:  You state in your response that Broadband primarily controls Charter because it is the largest single stockholder of Charter and the degree of its control is greater than that of any other person.  Please discuss, given the restrictions placed on Broadband’s ability to vote its shares other than in accordance with the recommendation of the Board, whether any other person appoints more than three directors to the Board of Charter or may be deemed to have a greater degree of control than Broadband.

Response: Broadband has no obligation to vote in accordance with the recommendation of the Charter board on any matters, other than with respect to the election or the removal of directors (collectively, “covered matters”).  With regard to such covered matters, Broadband is only required to vote in accordance with the recommendations of the board if Charter is in compliance with specified obligations under the Stockholders Agreement, such as (i) the inclusion of Broadband’s board designees on the slate of nominees submitted to the stockholders of Charter with the recommendation of the board to vote in favor of such nominees and (ii) the appointment of one of Broadband’s designees to each of the Charter board committees on which such designee is eligible to serve (with limited exceptions).  Further, no other person holds the right, directly or indirectly, to nominate (or has in fact nominated) more than three directors to the board of Charter.  In fact, no other person, besides A/N, currently holds any contractual right to nominate any directors to the Charter board, and, as described above, A/N is entitled to nominate only 2 directors (which number would not increase as a result of the expiration of the A/N Proxy and ROFR Agreement). Charter’s Nominating and Corporate Governance Committee is comprised of 5 directors of which 3 are independent, 1 is a Broadband designee and 1 is an A/N designee.  Accordingly, the slate of nominees submitted to the Charter board for recommendation to the stockholders is not controlled by any one person.  Similarly, no one person controls the full Charter board, which consists of 13 members in total: a majority of independent directors, plus Broadband’s 3 designees, A/N’s 2 designees and the CEO Tom Rutledge. Accordingly, recommendations as to the covered matters, such as the submission of nominees to the stockholders and against director removals, are in the control of the full Charter board, and no one person directly or indirectly currently has a greater degree of control of Charter than Broadband.

Larry Spirgel

Securities and Exchange Commission

October 25, 2016

***

Broadband understands that, following the date of the September Comment Letter, the Staff has determined that “Tandy” acknowledgements are no longer required in connection with the review process.  Accordingly, Broadband has omitted such acknowledgements from this response letter.

If you have any questions respect to the foregoing or require further information, please contact the undersigned at (720) 875-5811.

Very truly yours,
/s/Mark D. Carleton
Mark D. Carleton
Chief Financial Officer

cc:Richard N. Baer – Liberty Broadband Corporation

Renee L. Wilm – Baker Botts L.L.P.